Exhibit 1.01

LVB Acquisition, Inc. and Biomet, Inc.

Conflict Minerals Report

For the Reporting Period from January 1, 2014 to December 31, 2014

Introduction and Background

This conflict minerals report for the year ended December 31, 2014, has been prepared to comply with Rule 13p-1 under the Securities and Exchange Act of 1934. Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products, and the minerals specified in Rule 13p-1 are necessary to the functionality or production of those products. The specified minerals are cassiterite, columbite-tantalite (coltan), gold, wolframite, or their derivatives, which are limited to tantalum, tin and tungsten (collectively, the “conflict minerals”).

The Rule imposes certain reporting obligations on Securities and Exchange Commission (“SEC”) registrants whose products contain conflict minerals. For products which contain necessary conflict minerals, the registrant must conduct in good faith a reasonable country of origin inquiry designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country. If, based on such inquiry, the registrant knows or has reason to believe that any of the necessary conflict minerals contained in its products originated or may have originated in the DRC or an adjoining country and knows or has reason to believe that those necessary conflict minerals may not be solely from recycled or scrap sources, the registrant must conduct due diligence on the source and chain of custody of the necessary conflict minerals contained in those products.

The report requires companies provide information for materials sourced out of the DRC or an adjoining country that finances conflict. Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein.

Company Overview

Biomet, Inc. and its subsidiaries design, manufacture and market surgical and non-surgical products used primarily by orthopedic surgeons and other musculoskeletal medical specialists. Biomet’s product portfolio includes hip and knee reconstructive products; sports medicine, extremities and trauma products; spine, bone healing and microfixation products; dental reconstructive products; and cement, biologics and other products. Headquartered in Warsaw, Indiana, Biomet and its subsidiaries currently distribute products in approximately 90 countries.

Product Overview

The Company offers one of the most comprehensive portfolios of products, as well as the associated instrumentation, in the orthopedic and dental markets, as described below:

Reconstructive Products—Hips and Knees. Orthopedic reconstructive implants are used to replace joints that have deteriorated as a result of disease (principally osteoarthritis) or injury. Reconstructive joint surgery involves the modification of the affected area of the joint and the implantation of one or more manufactured components.

Sports, Extremities and Trauma (S.E.T.) Products. In sports medicine, the Company primarily manufactures and markets a line of procedure-specific products for the repair of soft tissue injuries, most commonly used in the knee and shoulder. Extremity systems comprise a variety of joint replacement systems, primarily for the shoulder, elbow and wrist. Trauma hardware includes internal and external fixation products used by orthopedic surgeons to set and stabilize fractures, used primarily for upper and lower extremities, including the foot and ankle.

Spine, Bone Healing and Microfixation Products. The Company’s spinal products include traditional, minimally-invasive and lateral access spinal fusion and fixation systems, implantable electrical stimulation devices for spinal applications and osteobiologics (including allograft services). The Company’s bone healing products include non-

invasive electrical stimulation devices designed to stimulate bone growth in the posterior lumbar spine and appendicular skeleton. The Company’s microfixation products primarily include neuro, craniomaxillofacial, or CMF, and cardiothoracic products for fixation and reconstructive procedures.

Dental Reconstructive Products. The Company’s dental reconstructive products are designed to enhance oral rehabilitation through the replacement of teeth and the repair of hard and soft tissues. These products include dental reconstructive products and related instrumentation, bone substitute materials, regenerative products and materials, CAD/CAM copings and implant bridges.

Cement, Biologics and Other Products. The Company manufactures and distributes numerous other products, including bone cement and accessories, autologous blood therapy products and services, operating room supplies, general surgical instruments, wound care products and other surgical products.

Process Overview

The Company established a process to determine the presence of tin, tungsten, tantalum and gold (“3TG”) in the product portfolio and question relevant suppliers regarding the sources of supply of the minerals provided. The process steps included:

•	Reviewed all products by engaging internal subject matter experts to identify the product and parts within the overall portfolio which may contain conflict minerals

•	Procurement matched the product list to suppliers authorized to provide these items

•	Procurement surveyed the suppliers regarding conflict minerals. Of the suppliers surveyed, 80% responded as of the date of this report.

•	Procurement reviewed supplier responses to ensure sufficiency of responses and determine necessary follow-up

•	Procurement performed a control function in reviewing the supplier provided survey responses. In order for final products to be shipped in the USA, the Company requires all suppliers to adhere to applicable U.S. Food and Drug Administration requirements.

Reasonable Country of Origin Inquiry Conclusion

In accord with Rule 13p-1, the Company undertook due diligence to seek to determine whether the necessary conflict minerals in the products placed into commerce by the Company were or were not DRC Conflict Free.

The Company designed its due diligence measures to be in conformity, in all material respects, with the nationally or internationally recognized due diligence framework in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas and related supplements for each of the conflict minerals.

The Company used a standardized reporting template created by the Electronic Industry Citizenship Coalition® (EICC®) and the Global e-Sustainability Initiative (GeSI). The Template facilitates the transfer of information through the supply chain regarding mineral country of origin and smelters and refiners being utilized and supports compliance to legislation*. The template also facilitates the identification of new smelters and refiners to potentially undergo an audit via the Conflict-Free Smelter Program.

Due diligence was implemented using the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, an internationally recognized due diligence framework.

Due Diligence - Future Programs

We are a downstream consumer of necessary conflict minerals. In most cases, there are several links in the supplier chain between the original source of the conflict minerals and us. We do not purchase necessary conflict minerals directly from the mines, smelters, or refiners; therefore, we must rely on our suppliers to provide information regarding the origin of these materials.